UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2026
Commission File Number 001-41943

Amer Sports, Inc.
(Translation of registrant’s name into English)

Cricket Square, Hutchins Drive,
P.O. Box 2681
Grand Cayman, KY1-1111
Cayman Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
FORM 20-F ☒ FORM 40-F ☐

EXPLANATORY NOTE
On October 16, 2026, Tak Yan (Dennis) Tao resigned as a member of the board of directors (the “Board”) of Amer Sports, Inc. (the “Company”).
Mr. Tao’s resignation is not due to any disagreement with the Company’s management team or the Board on any matter relating to the operations, policies or practices of the Company or any issues regarding the Company’s accounting policies or practices.
On October 16, 2026, the Board appointed Shaoxiang (Eric) Ding as a director on the Board, effective immediately. Mr. Ding currently serves as chairman of Descente (China) Co., Ltd. (“Descente China”), a joint venture through which ANTA Sports Products Limited (“ANTA Sports”) operates the Descente brand business across mainland China, Hong Kong, and Macau. In this role, he is responsible for the brand’s overall strategy, product development, retail management, and channel expansion throughout Greater China. Since January 2026, he has also held a management role with MAIA ACTIVE, ANTA Sports’ premium women’s activewear brand.
Mr. Ding commenced his tenure with the ANTA Sports group in 2015, joining the Descente business in 2016. Since 2017, he has held various key roles within Descente China, including general manager of the East China region and general manager of the golf business, prior to his current role as chairman. Before joining the Descente business, Mr. Ding gained first-hand experience in retail management, manufacturing, and warehouse operations across the ANTA Sports group, and completed dedicated retail operations and management training in Hong Kong. Mr. Ding was educated in mainland China and the United Kingdom.
Mr. Ding is the son of Mr. Shizhong Ding, the chairman of the Company’s Board and also ANTA Sports’ board chairman and executive director.
In addition, on October 16, 2026, the Board appointed Wei Lin, who is a director on the Board, as a member of the Board’s Compensation Committee, effective immediately.
This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-276801 and 333-291632) and Form F-3 (File No. 333-285651) of the Company and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunder.

Amer Sports, Inc.

By:	/s/ Andrew E. Page
Name:	Andrew E. Page
Title:	Chief Financial Officer
Date: October 16, 2026